UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Enclosed hereto are copies of the following items in connection with Galapagos NV’s (the “Company”) annual report for the financial year 2024 and its Annual Shareholders’ Meeting that will be held on Tuesday, April 29, 2025 at 2:00 p.m. (CET), at the registered office of the Company.

The information contained in this Form 6-K, including, Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11 is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886 and 333-283361). The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit	Description

99.1	Press Release issued on March 27, 2025

99.2	2024 Annual Report of Galapagos NV (free English translation for information purposes)

99.3	Convening Notice for the Annual Shareholders’ Meeting of Galapagos NV to be held on April 29, 2025 (free English translation for information purposes)

99.4	Proxy Form for holders of Ordinary Shares for the Annual Shareholders’ Meeting to be held on April 29, 2025

99.5	2024 Non-Consolidated Annual Accounts of Galapagos NV (free English translation for information purposes)

99.6	Report of the Statutory Auditor of Galapagos NV for the Year Ended December 31, 2024 (free English translation for information purposes)

99.7	Depositary’s Notice of the Annual Shareholders’ Meeting to be held on April 29, 2025

99.8	Voting Instructions for holders of American Depositary Shares for the Annual Shareholders’ Meeting to be held on April 29, 2025

99.9	Notification of Participation Form for holders of Ordinary Shares for the Annual Shareholders’ Meeting to be held on April 29, 2025

99.10	Overview of Outstanding Shares and Voting Rights for the Annual Shareholders’ Meeting to be held on April 29, 2025

99.11	Instructions for voting by letter for holders of Ordinary Shares for the Annual Shareholders’ Meeting to be held on April 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: March 28, 2025	/s/ Annelies Denecker
Annelies Denecker Company Secretary